

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2023

Zeeshan Saeed
Chief Executive Officer
FSD Pharma Inc.
199 Bay Street, Suite 4000
Toronto, Ontario M5L 1A9, Canada

      Re: FSD Pharma Inc.
          Registration Statement on Form F-3
          Filed December 26, 2023
          File No. 333-276264

Dear Zeeshan Saeed:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Daniel Nauth, Esq.